Exhibit 99.1
Income Statement by activity
Unaudited

	For the year ended December 31, 2021(1)
(€ million)	Stellantis	Industrial activities	Financial services
Net revenues	149,419	149,273	292
Cost of revenues	119,943	119,903	186
Selling, general and other costs	9,130	9,082	48
Research and development costs	4,487	4,487	—
Gains/(losses) on disposal of investments	(35)	8	(43)
Restructuring costs	698	698	—
Operating income	15,126	15,111	15
Net financial expenses	734	734	—
Profit before taxes	14,392	14,377	15
Tax expense	1,911	1,891	20
Share of profit of equity method investees	737	84	653
Net profit from continuing operations	13,218	12,570	648
Profit from discontinued operations, net of tax	990	990	—
Net profit	14,208	13,560	648

Pro Forma Adjusted operating income(2)	18,011	17,923	88
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(1) On January 16, 2021, Peugeot S.A. (“PSA”) merged with and into Fiat Chrysler Automobiles N.V. (“FCA N.V.”), with FCA N.V. as the surviving company in the merger (the “merger”). On January 17, 2021, the current members of the board of directors were appointed, the Stellantis articles of association became effective, and the combined company was renamed Stellantis N.V. On this date, the Stellantis management and board of directors collectively obtained the power and ability to control the assets, liabilities and operations of both FCA and PSA. As such, under IFRS 3, Business Combinations, January 17, 2021 is the acquisition date for the business combination. PSA was determined to be the acquirer for accounting purposes, therefore, the historical financial statements of Stellantis represent the continuing operations of PSA, which also reflect the loss of control and the classification of Faurecia S.E. (Faurecia) as a discontinued operation as of January 1, 2021. As the acquisition date of business combination was January 17, 2021, the results of FCA for the period January 1 -16, 2021 are excluded from the results for the year ended December 31, 2021. The 2020 Financial Statements included in the Stellantis N.V. Annual Report and Form 20-F for the year ended December 31, 2021 represents results of PSA only and therefore have not been included in this Supplemental Information as they are not comparable.
(2) The reconciliation of Net profit from continuing operations to Pro Forma Adjusted operating income for the Company is included in the Stellantis Annual Report and Form 20-F for the year ended December 31, 2021 - Management discussion and analysis - Company results.

Statement of Financial Position by activity
Unaudited

	At December 31, 2021
(€ million)	Stellantis	Industrial activities	Financial services
Assets
Goodwill and intangible assets with indefinite useful lives	29,921	29,802	119
Other intangible assets	16,635	16,542	93
Property, plant and equipment	35,488	35,443	45
Investments	6,022	7,847	4,591
Deferred tax assets	1,927	1,893	34
Inventories	11,361	11,342	19
Assets sold with a buy-back commitment	2,134	2,134	—
Trade receivables	2,998	3,049	51
Tax receivables	390	383	7
Other assets and prepaid expenses	12,628	9,797	3,752
Financial assets	2,510	2,409	152
Cash and cash equivalents	49,629	48,616	1,013
Assets held for sale	123	123	—
TOTAL ASSETS	171,766	169,380	9,876
Equity and Liabilities
Equity	56,307	56,307	6,417
Employee benefits liabilities	8,749	8,748	1
Provisions	17,179	17,085	96
Deferred tax liabilities	4,374	4,368	5
Debt	33,582	31,533	3,018
Trade payables	28,181	28,177	70
Other financial liabilities	95	95	—
Tax liabilities	1,113	1,086	35
Other liabilities	22,135	21,930	234
Liabilities held for sale	51	51	—
TOTAL EQUITY AND LIABILITIES	171,766	169,380	9,876

Statement of Cash Flows by activity
Unaudited

	For the year ended December 31, 2021
(€ million)	Stellantis	Industrial activities	Financial services
Consolidated profit from continuing operations	13,218	12,570	648
Adjustments for non-cash items
depreciation and amortization	5,871	5,854	17
other non-cash movements	77	74	3
provisions	(1,152)	(1,160)	8
change in deferred taxes	(654)	(653)	(1)
(gains) losses on disposals and other	(121)	(164)	43
Dividends received from, net of share in net results	(185)	280	(359)
Fair value remeasurement of cash flow hedges	22	22	—
Change in carrying amount of leased vehicles	358	381	(23)
Change in working capital	1,212	1,166	46
Net cash from (used in) operating activities of discontinued operations	—	—	—
Net cash from operating activities(1)	18,646	18,370	382
Proceeds from disposals of shares in consolidated companies and of investments in non-consolidated companies	161	64	97
Acquisitions of consolidated subsidiaries and equity method investments	(726)	(811)	85
Cash and cash equivalents of FCA at the Merger	22,514	22,185	329
Proceeds from disposals of tangible and intangible assets	295	295	—
Investments in property, plant and equipment and intangible assets	(8,687)	(8,656)	(31)
Change in amounts payable on property, plant and equipment and intangible assets	(1,426)	(1,426)	—
Net change in receivables from financing activities	(306)	34	(340)
Other changes	(36)	(32)	(13)
Net cash from used in investing activities of discontinued operations	(3,115)	(3,115)	—
Net cash from investing activities	8,674	8,538	127
Distributions paid	(4,204)	(4,204)	(106)
Proceeds from issuance of shares	243	243	—
(Purchases) sales of treasury shares	—	—	—
Changes in debt and other financial assets and liabilities	3,260	3,302	(59)
Change in securities	(610)	(641)	28
Other changes	(55)	(24)	(2)
Net cash from (used in) financing activities of discontinued operations	—	—	—
Net cash used in financing activities	(1,366)	(1,324)	(139)
Effect of changes in exchange rates	764	713	51
Increase (decrease) in cash from held for sale	18	18	—
Increase (decrease) in cash	26,736	26,315	421
Net cash and cash equivalents at beginning of period	22,893	22,301	592
NET CASH AND CASH EQUIVALENTS AT END OF PERIOD	49,629	48,616	1,013
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(1) The reconciliation of Cash flows from operating activities to Industrial free cash flows for the year ended December 31, 2021, included in the Stellantis N.V. Annual Report and Form 20-F as of and for the year ended December 31, 2021 includes Cash flows from Operating activities not attributable to industrial activities of €276 million, which is comprised of €382 million of Net cash from operating activities for Financial Services less Distributions paid of €106 million from Financial Services to Industrial activities.